EXHIBIT 8

February 20, 2004

Ms. Sarah Moore, Chief Financial Officer

The Colonial BancGroup, Inc.

P.O. Box 1109

Montgomery, AL 36101

Re:	Merger of The Colonial BancGroup, Inc. and P.C.B. Bancorp, Inc.

Dear Ms. Moore:

You have requested the opinion of PricewaterhouseCoopers LLP (“the Firm”) as to certain U.S. Federal income tax consequences of the transaction contemplated by the Agreement and Plan of Merger dated December 23, 2003 (the “Agreement”), between P.C.B. Bancorp, Inc. (“PCB”), a Florida corporation, and The Colonial BancGroup, Inc. (“Colonial BancGroup”), a Delaware corporation, as described in detail below. Section I of this letter (the “Opinion Letter”) contains the facts and assumptions upon which our opinion is based. Section II contains our opinion (the “Opinion”). Section III contains the caveats and limitations upon which the Opinion is based.

Capitalized terms not otherwise defined herein have the meaning set forth in the Agreement. Unless otherwise indicated, all “section” references used herein refer to the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder (the “Regulations”).

I.    Statement of Facts, Representations and Assumptions

PCB operates as a multi-bank holding company for its wholly owned subsidiaries, Premier Community Bank of Florida, Premier Community Bank, Premier Community Bank of Southwest Florida, and Premier Community Bank of South Florida (the “Subsidiary Banks”), with its principal office in Clearwater, Florida. Colonial BancGroup is a publicly traded (New York Stock Exchange (“NYSE”) symbol CNB) bank holding company with a wholly-owned subsidiary, Colonial Bank, N.A. Colonial Bank, N.A. currently operates in Alabama, Florida, Georgia, Nevada, Tennessee and Texas. PCB and Colonial BancGroup are unrelated parties. The Subsidiary Banks and Colonial Bank, N.A. are United States corporations. Colonial BancGroup is substantially larger in terms of fair market value than PCB. PCB and Colonial BancGroup have entered into an Agreement and Plan of Merger for the business reasons and business purposes set forth in the Registration Statement on Form S-4 (“Registration Statement”) containing the Proxy Statement/Prospectus prepared by Colonial BancGroup and PCB in connection with the Merger, as defined below, and filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (“Proxy Statement/Prospectus”).

A.  The Merger

Contingent upon shareholder approval, pursuant to the Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”) and the Delaware General Corporation Law (the “DGCL”) PCB will merge with and into Colonial BancGroup (the “Merger”) on the effective date (the “Effective Date”). Upon the Merger, PCB will cease to exist and Colonial BancGroup will continue as the surviving corporation, carrying on the historic business operations of PCB and Colonial BancGroup (“Resulting Corporation”). All rights, franchises and interests of PCB and Colonial BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer.

On the Effective Date, by virtue of the Merger, and without any action on the part of PCB, or any holder of PCB common stock, (i) each share of PCB common stock issued and outstanding immediately prior to the

Merger (other than any share for which dissenters’ rights are exercised under the FBCA (a “Dissenting Share”)) will be exchanged for 5.9433 shares of Colonial BancGroup common stock and the right to receive a cash payment of $31.6975. The PCB common shares will then be cancelled.

No fractional shares of Colonial BancGroup common stock shall be issued, and each holder of shares of PCB stock having a fractional interest arising upon the conversion of such shares into shares of Colonial BancGroup stock shall, at the time of the surrender of the certificates previously representing PCB stock, be paid by Colonial BancGroup an amount in cash equal to the “Market Value” of such fractional share. The Market Value shall be the average of the closing prices of Colonial BancGroup common stock as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five (5) trading days immediately preceding the Effective Date.

If, prior to the Effective Date, Colonial BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of Colonial BancGroup common stock, an adjustment will be made in the number of shares of Colonial BancGroup common stock into which the PCB common stock will be converted in the Merger.

PCB had granted options to various officers and employees, which entitle the holders to acquire shares of PCB common stock. In the Merger, an option to purchase one share of PCB common stock will become an option to purchase 7.9244 shares of Colonial BancGroup common stock. Alternatively, no later than five days prior to the Effective Date, a holder of PCB stock options may exchange his or her PCB stock options for the right to receive a cash payment equal to the Market Value of Colonial BancGroup common stock multiplied by the number of shares of Colonial BancGroup that would have been issuable in connection with the exercise of the PCB stock options less the aggregate exercise price for the PCB stock options.

B.  Documents Relied Upon In Rendering Opinion

For purposes of the opinion set forth below, we have reviewed and relied upon (i) the Agreement, (ii) the Proxy Statement/Prospectus, (iii) representations made to us by PCB dated, February 27, 2004, and (iv) representations made to us by Colonial BancGroup dated February 2, 2004.

C.  Assumptions

We have assumed that: (i) the statement of facts in Section I hereof is a complete and accurate statement of the material facts relating to the Merger, (ii) both Colonial BancGroup and PCB will comply with all reporting obligations with respect to the Merger required under both the Code and the Regulations; (iii) all signatures on all documents presented to us are genuine, all documents submitted to us as originals or reproductions thereof are accurate originals or reproductions thereof, all information submitted to us was accurate, true and authentic, and all persons executing and delivering originals or copies of documents examined by us were duly authorized and competent to execute and deliver such documents; (iv) there are no material changes in facts or law between the date hereof and the Effective Date; and (v) the aggregate value of the Colonial BancGroup common shares to be delivered to PCB stockholders in the Merger, relative to the aggregate value of the Merger Consideration, as determined as of the Effective Date, will be sufficient to satisfy the “continuity of interest” requirement of the Regulations. Any inaccuracy in, or breach of any of the aforementioned statements, representations, and assumptions, could adversely affect our opinion. No ruling has been (or will be) sought from the Internal Revenue Service by Colonial BancGroup or PCB as to the U.S. federal income tax consequences of any aspect of the Merger.

II.    Opinion

Based upon and subject to the foregoing, as well as the qualifications to, and limitations set forth below, it is our opinion that the Merger will constitute a tax-free reorganization described in section 368(a) of the Code.

As such, the following federal income tax consequences will result to PCB stockholders who exchange their shares of PCB common stock for shares of Colonial BancGroup common stock:

1.  No gain or loss will be recognized by Colonial BancGroup or PCB as a result of the Merger;

2.  The PCB stockholders will not recognize any gain related to Colonial BancGroup common stock received in exchange for their shares of PCB common stock. The PCB stockholders will recognize gain or loss with respect to the cash payment received in the Merger for their shares of PCB common stock. This gain or loss will be characterized as capital gain or loss, provided that such stock is held as a capital asset in the hands of the PCB stockholder on the date of the Merger under Internal Revenue Code Section 1223(1);

3.  The tax basis of the Colonial BancGroup common stock received by each PCB stockholder will equal the tax basis of such stockholder’s PCB shares held at the time of the Merger, (a) decreased by (1) the amount of cash received by such PCB stockholder in the Merger and (2) the amount of loss, if any, to the stockholder which was recognized on the exchange, and (b) increased by (1) the amount, if any, which was treated as a dividend and (2) the amount of gain to the stockholder which was recognized on such exchange (not including any portion of such gain which was treated as a dividend);

4.  The holding period of the Colonial BancGroup common stock received by the PCB stockholders will include the holding period during which the PCB common stock held at the time of the Merger was held, provided that such stock was held as a capital asset in the hands of the PCB stockholders on the date of the Merger under Internal Revenue Code Section 1223(1); and

5.  The cash received by a PCB stockholder in lieu of a fractional share interest of Colonial BancGroup common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Colonial BancGroup stock which he or she would otherwise be entitled to receive and will qualify for capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the PCB stockholder on the date of the Merger under Internal Revenue Code Section 1223(1).

III.    Caveats and Limitations

The conclusions reached in this Opinion represent and are based upon our best judgment regarding the application of federal income tax laws arising under the Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date of this Opinion. This Opinion is not binding upon the Internal Revenue Service or the courts and there is no guarantee that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. PricewaterhouseCoopers LLP undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the federal income tax laws.

This Opinion is based upon the representations, documents, facts and assumptions, without independent verification, that have been included or referenced herein and the assumption that such information is accurate, true, and authentic. This Opinion does not address any transactions other than those described herein. This Opinion does not address any transactions whatsoever if all the transactions described herein are not consummated as described herein without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the facts or assumptions is incorrect, in whole or in part, the conclusions reached in this Opinion might be adversely affected.

This Opinion does not address any federal tax consequences of the transactions set forth herein, or transactions related or proximate to such transactions, except as specifically set forth herein. This Opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions set forth herein, or transactions related to such transactions.

Treasury Regulation section 1.6011-4 requires the disclosure of certain large book-tax differences to be reported to the Internal Revenue Service on Form 8886. Rev. Proc. 2003-25, 2003-11 I.R.B. 601, provides an exception for certain fully disclosed reorganizations. However, it appears that reorganizations with “boot” may not qualify for this exception. Therefore, certain PCB stockholders may have an obligation to disclose this transaction in their returns and should consult with their own tax advisors as to their facts and circumstances as applied to these regulations.

Very Truly Yours,

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP